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                 May 1, 2024

       Michael Pressman
       Asst. General Counsel
       Microsoft Corporation
       One Microsoft Way
       Redmond, WA 98052-6399

                                                        Re: Microsoft
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed April 26,
2024
                                                            File No 333-278958

       Dear Michael Pressman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Uwem Bassey at 202-551-3433 or Matthew Crispino at 202-551-3456
       with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              William B. Brentani